ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 NOV 13 P 1:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018389

File No. 82-4959

SUPPL

Date: 27 OCT 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 11/14

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

INCREASE IN PAID-UP SHARE CAPITAL OF SUBSIDIARY COMPANY

The Company wishes to announce that its wholly-owned subsidiary, Allgreen Properties (Vietnam) Pte. Ltd. has on 23 October 2006, increased its paid-up share capital from S$2 to S$100,000 by the issuance and allotment of 99,998 ordinary shares to the Company.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
27 OCTOBER 2006

ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

DATE OF RELEASE OF RESULTS FOR THIRD QUARTER 2006

The Company wishes to advise that it intends to release its unaudited results for Third Quarter 2006 on or about 2 November 2006.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
27 OCTOBER 2006